UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March 2015

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM

1	Notice regarding summons to Ordinary General Shareholders’ Meeting to be held on March 27, 2015

Relevant Information

I.	An Ordinary General Shareholders’ meeting has been summoned for March 27, 2015, pursuant to the following announcement:

“Grupo Aval Acciones y Valores S.A.
General Shareholders’ Ordinary Meeting
Summons

The Board of Directors and the President of Grupo Aval Acciones y Valores S.A. summons the ordinary shareholders of the company to a General Shareholders’ Ordinary Meeting that will take place on Friday March 27, 2015 at 9:00 a.m., at the auditorium of Banco de Bogotá S.A., located at Calle 36 No. 7-47, first floor in Bogotá D.C.

The proposed agenda for the abovementioned meeting is the following:

1.	Quorum verification,
2.	Consideration of the agenda,
3.	Appointment of the committee for approval of the minutes,
4.	Report of the Board of Directors and the President of the Company
5.	Individual and Consolidated Financial Statements for the July 1-December 31, 2014 period.
6.	Audit Report
7.	Consideration and approval of the Report of the Board of Directors and the President of the Company and the Individual and Consolidated Financial Statements for the July 1-December 31, 2014 period
8.	Consideration and approval of the Proposed Distribution of Profits.
9.	Election of the Board of Directors and approval of compensation
10.	Election of the Company’s Auditor and approval of compensation
11.	Propositions and miscellaneous

Pursuant to legal and statutory regulations, the Financial Statements for the July 1 - December 31, 2014 period and related documentation will be available for inspection at the office of the General Secretary of the Company located at Carrera 13 N° 26A-47, Piso 26, Bogotá D.C.

Shareholders may be represented in the meeting with a written proxy including the representatives’ names, its substitutes, the dates, periods and meetings for which such proxy will be effective.

In order to obtain your assistance certificate in advance, please confirm your assistance to Deceval at the phone number 3077127 (in Bogotá) or 018000111901 (for the rest of the country). It is recommended that prior to the meeting, the shareholders’ representatives file their proxies at Deceval’s offices located in Calle 26 No. 59-51, Tower 3, 6th floor, Bogotá D.C.

Luis Carlos Sarmiento Gutiérrez
President - Grupo Aval Acciones y Valores S.A.
March 4, 2015”

II.	The following proposal of distribution of profits for the six month period beginning on July 1, 2014 and ending on December 31, 2014, will be considered at meeting:

GRUPO AVAL ACCIONES Y VALORES S.A.
PROPOSED DISTRIBUTION OF PROFITS
FOR THE PERIOD BEGINNING ON JULY 1, 2014 AND ENDING ON DECEMBER 31, 2014
GENERAL SHAREHOLDERS' MEETING
(Prepared under Colombian GAAP)

Net Income			1,347,737,503,384.60

With Tax Benefit		1,347,737,503,384.60
Without Tax Benefit		0.00

Plus:
Occasional reserve release for the General Shareholders' Meeting disposal			3,867,134,999,955.32
With Tax Benefit		3,406,442,401,098.49
Without Tax Benefit		460,692,598,856.83

Total Income available for the General Shareholders' Meeting disposal:			5,214,872,503,339.92

			122,222,220.00
a) To increase the legal reserve of the Company		122,222,220.00

b) To distribute a cash dividend of $ 4.95 per share per month from April to September 2015 (including these two months) over 22,281,017,159 outstanding (common and preferred) shares of the Company:
			661,746,209,622.30
With Tax Benefit		661,746,209,622.30

N.B.: Dividends shall be paid within the first ten (10) days of each month according to applicable regulations. Pursuant to article 2.23.1.1.4 of Decree 2555 of 2010 (as modified by Decree 4766 of 2011) and the rules of the Colombian Stock Exchange (Bolsa de Valores de Colombia), dividends for the month of April 2015, will be paid from the fourth trading day following the date on which the shareholders' general meeting approves the distribution of profits, which is April 6, 2015. In this month, dividends will be paid until April 15, 2015.

Occasional reserve for disposal at the General Shareholders' Meeting			4,553,004,071,497.62

Total with Tax Benefit
Year 2014 - Second Semester - With Tax Benefit:	1,347,615,281,164.60
Acumulated - with Tax Benefit	2,744,696,191,476.19	4,092,311,472,640.79

Total without Tax Benefit
Year 2014 - Second Semester - without Tax Benefit	0.00
Acumulated - without Tax Benefit	460,692,598,856.83	460,692,598,856.83

TOTAL			5,214,872,503,339.92

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2015

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel